EXHIBIT 99.1

Elbit Vision Systems Announces Third Quarter 2016 Results

Revenues at $2.5 million & Net Income of $528 thousand

Third Quarter 2016 highlights

  Revenue of $2.5 million with continued sequential growth expected into Q4;
  Gross and operating margins at 54.9% and 22.3%, respectively;
  Net income of $528 thousand, representing 21.3% of revenues;
  Shareholders’ equity reached $5.3 million (versus $2.2 million at quarter-end Q3 2015)
  Quarter-end cash and equivalents were $3.95 million (versus $2 million at quarter-end Q3 2015)

CAESAREA, Israel, Nov. 22, 2016 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, announced today its consolidated financial results for the quarter ending September 30, 2016.

Third Quarter 2016 Results

Revenues for the quarter were $2.5 million, representing a decrease of 15% compared to the $2.9 million reported in the third quarter of 2015.

Gross profit for the quarter was $1.4 million (54.9% of revenues), compared to $1.8 million (60.3% of revenues) for the third quarter of 2015.

Operating income for the quarter was $554 thousand (22.3% of revenue), compared to $915 thousand (31.5% of revenues) in the third quarter of 2015.

Net income was $528 thousand (21.3% of revenue), compared to $929 thousand (31.9% of revenues) in the third quarter of 2015.

Management Comment

Sam Cohen, CEO of EVS commented, “We are pleased with these results which continue to show a very strong year for us. Demand for our legacy products remains solid especially in Asia, while iBar sales increasingly trend upward. Looking ahead, we expect to see sequential revenue growth into the fourth quarter, which implies revenues of around $10 million for the full year of 2016. We see this as a substantial achievement, demonstrating strong growth in recent years. We also expect to end 2016 with around $4.7 million in cash with no bank debt on the balance sheet, enabling us to capitalize on potential opportunities which can help us accelerate our growth.”

Conference call details

The Company will also host a conference call today, November 22, starting at 9:00 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 866 860 9642	at 9:00 am Eastern Time
Israel:	03 918 0685	at 4:00 pm Israel Time
International:	+972 3 918 0685

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems’ website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT SEPTEMBER 30, 2016
IN U.S. DOLLARS

	Sep-30		Dec-31
	2016	2015	2015

	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	3,794	1,995	3,305
Restricted deposits (short term)	150	38	69

Trade accounts receivable	1,452	1,393	1,383
Other receivables	197	81	78
Inventories	1,417	1,348	1,419
Total current assets	7,010	4,855	6,254

LONG-TERM RECEIVABLES:
Severance pay fund	143	192	193
Other long-term receivables	63	85	67
Total long-term receivables	206	277	260

PROPERTY, PLANT AND EQUIPMENT – net of accumulated depreciation and amortization	32	30	36

OTHER ASSETS
Goodwill	242	242	242

Total assets	7,490	5,404	6,792

	Sep-30		Dec-31
	2016	2015	2015

	U.S. dollars in thousands (except per share data)
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	-	149	149
Current Maturities of Loan from Other	-	44	-

Trade account payable	976	937	1,171
Deferred revenues	290	338	324
Other payables	541	707	441
Total current liabilities	1,807	2,175	2,085

LONG-TERM LIABILITIES:
Long Terms Loans (Net of current maturities)	-	403	373
Other Long Terms liabilities	210	421	429
Accrued severance pay	158	205	206
Total long-term liabilities	368	1,029	1,008
Total liabilities	2,175	3,204	3,093

SHAREHOLDERS’ EQUITY	5,315	2,200	3,699

Total liabilities and shareholders’ Equity	7,490	5,404	6,792

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE AND THREE-MONTHS PERIOD ENDED SEPTEMBER 30, 2016
IN U.S. DOLLARS

	9 months ended		3 months ended		year ended
	Sep-30		Sep-30		December 31,
	2016	2015	2016	2015	2015
	U.S. dollars in thousands (except per share data)

Revenues	7,363	6,779	2,479	2,909	9,128

Cost of Revenues	3,269	2,782	1,119	1,156	3,882
	4,094	3,997	1,360	1,753	5,246
Gross Profit

Research and development	764	512	241	223	765

Marketing and selling	1,027	1,015	360	404	1,411
General and administrative	623	596	205	211	808

Operating Income	1,680	1,874	554	915	2,262

Financial Expenses - net	(105)	(89)	(26)	14	(144)

Profit before taxes on income	1,575	1,785	528	929	2,118

Taxes on Income	-	-	-	-	-

Net profit for the period	1,575	1,785	528	929	2,118

Profit per share basic	0.017	0.021	0.006	0.011	0.025
Profit per share diluted	0.017	0.021	0.006	0.011	0.025

Weighted average number of shares used in Computation of profit per share:

Basic (in thousands)	93,444	85,238	93,385	85,375	85,461
Diluted (in thousands)	93,674	85,516	93,628	85,574	85,681

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 46107609
yaron@evs.co.il

Investor Relations Contact:
Ehud Helft/Gavriel Frohwein
Tel: +1 646 688 3559
evs@gkir.com